UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

(AMENDMENT NO. 1)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Abilit Kabushiki Kaisha

(Names of Subject Companies)

Abilit Corporation

(Translation of Subject Company’s Names into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Konami Corporation

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Noriaki Yamaguchi

7-2 Akasaka 9-chome

Minato-ku

Tokyo 107-8323

Japan

(81-3) 5770-0086

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to

Receive Notices and Communications on Behalf of Subject Company)

with a copy to:

Izumi Akai

Sullivan & Cromwell LLP

Otemachi First Square

5-1, Otemachi 1-chome

Chiyoda-ku

Tokyo

(81-3) 3213-6140

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I –– INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following document is attached as an exhibit to this Form:

Exhibit number	Description

1	English translation of the Execution of Share Exchange Agreement by and between KONAMI CORPORATION and ABILIT CORPORATION which was filed with the Tokyo Stock Exchange on September 21, 2010. [1]

2	Amendment Report for Execution of Share Exchange Agreement by and between KONAMI CORPORATION and ABILIT CORPORATION, dated October 7, 2010.

3	Amendment Report for Execution of Share Exchange Agreement by and between KONAMI CORPORATION and ABILIT CORPORATION, dated October 8, 2010.

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the documents included as Exhibits above.

PART II –– INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Konami Corporation has filed with the Commission a written irrevocable consent and power of attorney on Form F-X on September 24, 2010.

[1]	Previously furnished to the Securities and Exchange Commission (the “Commission”) as part of Form CB on September 24, 2010.

PART IV –– SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Konami Corporation

By	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director, Vice-President, Corporate Officer

Date: October 8, 2010